UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, December 2025

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

On December 9, 2025, Freight Technologies, Inc. (“the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Seller”). Pursuant to the Share Purchase Agreement, the Company agreed to acquire from the Seller all of the issued and outstanding shares of JAK Solar Loans 1 Limited (“JAK Solar”), a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller (the “Target”), in exchange for the issuance to the Seller of a number of a new series of convertible preferred shares of the Company to be known as the Series C-1 preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the ordinary shares of the Company with no par value per share, the “Ordinary Shares,” issuable upon conversion thereof, the “Conversion Shares”) having an aggregate stated value of $5,500,000, subject to the satisfaction or waiver of certain closing conditions (the “Transaction”). The Preferred Shares are required to be created and issued within 10 Business Days (as defined in the Share Purchase Agreement) of the Closing Date (as defined below) and in no event later than December 31, 2025 and if the Company is not able to issue the Preferred Shares within such timeframe, the Company must pay to the Seller by December 31, 2025 $5,500,000 in cash.

The Preferred Shares will have a stated value per share of $1.00 (the “Stated Value”). The initial conversion price of the Preferred Shares will be equal to the Stated Value divided by the lower of (A) 120% of the market price per Ordinary Share on the date of the closing of the Transaction (such date, the “Closing Date”), and (B) the greater of (y) the lowest daily volume weighted average price of the Ordinary Shares during the seven consecutive trading days immediately prior to the applicable date of conversion, and (z) 20% of the Nasdaq Minimum Price as of the Closing Date.

Holders of the Preferred Shares will participate in any dividends issued by the Company to the holders of its other capital shares on an as converted basis. Similarly, in case of a dissolution or liquidation of the Company, holders of the Preferred Shares will be eligible to receive their pro-rata share of the Company’s assets with the holders of the Ordinary Shares on an as converted basis.

Holders of the Preferred Shares will not have the right to convert any Preferred Shares if, as a result of such conversion, such holder or such holder’s affiliates would collectively beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

The Share Purchase Agreement contains customary representations, warranties, covenants, including, among other things, indemnification by the Company in favor of the Seller and its affiliates for certain third-party claims relating to the transaction contemplated by the Share Purchase Agreement, subject to customary limitations. The closing of the Transaction is subject to the satisfaction or waiver of the conditions set forth therein and in any event is required to occur no later than ten (10) days following the date of the Share Purchase Agreement, but in no event will the closing occur later than December 31, 2025.

If the closing of the Transaction has not occurred within 7 Business Days of the date of the Share Purchase Agreement, the Seller will have the right to terminate its obligations under the Share Purchase Agreement without liability of the Seller to the Buyer or to any other party, provided that if the closing did not occur as a result of a breach of the Share Purchase Agreement by the Seller, the Seller will not have the ability to terminate the Share Purchase Agreement.

If at any time the Company has registered or has determined to register any Ordinary Shares under the Securities Act of 1933, as amended (the “Securities Act”) for its own account or for the account of other security holders of the Company on any registration form (other than Form F-4 or S-8) (a “Registration”), the Company will give the Seller written notice thereof promptly (but in no event less than 15 days prior to the anticipated filing date) and shall include in such Registration all Conversion Shares requested to be included therein pursuant to the written request of the Seller received within ten (10) days after delivery of the Company’s notice.

The Preferred Shares and the Conversion Shares issuable upon conversion of the Preferred will be will not be registered and will be issued and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act promulgated under the Securities Act for offers and sales made outside the United States.

As of November 30, 2025, JAK Solar owned a portfolio of 62 active and performing U.S.-based residential solar power system loans, with an aggregate outstanding principal and interest through maturity of $1,846,848 and a weighted average maturity (by outstanding principal) of 9.6 years, as well as a highly scalable platform integrated to manage and service residential solar loans, as well as similar energy efficiency and home improvement based loans and other financial products serving residential properties.

For the year ended December 31, 2024 and the nine months ended September 30, 2025, JAK Solar had unaudited gross cash receipts of $314,810 and $246,587, respectively. Since January 1, 2024, JAK Solar wrote off three loans having an aggregate outstanding principal and accrued interest of $82,576.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The statements contained in this Report of Foreign Issuer on Form 6-K may include “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Report of Foreign Issuer on Form 6-K, and other filings with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated as of December 9, 2025, by and between the Company and the Seller.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer